SECURITIE 04004904 SSION

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American General Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston (City) TX (State) 77019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reiner (713) 831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900 (Address) Houston (City) TX (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH, D.C.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Reiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American General Distributors, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

MADONNA BOLMANSKI
NOTARY PUBLIC
State of Texas
Comm. Exp. 07-03-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

American General Distributors, Inc.
Year ended December 31, 2003

American General Distributors, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2003

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Board of Directors and
Stockholder of American General Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of American General Distributors, Inc. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2004

American General Distributors, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	**$ 1,164,598**
Investment, at fair value	**3,006,900**
Interest receivable	**15,206**
Accounts receivable from affiliates	**59,894**
Total assets	**$ 4,246,598**
Liabilities and stockholder's equity	
Liabilities:	
Accrued liabilities	**$ 4,800**
State income taxes payable	**1,588**
Federal income taxes payable to affiliate - current	**30,972**
Federal income taxes payable to affiliate - deferred	**1,130**
Total liabilities	**38,490**
Stockholder's equity:	
Common stock ($.001 par value; 10,000 shares authorized; 100 shares issued and outstanding) and paid-in capital	**3,010,000**
Retained earnings	**1,198,108**
Total stockholder's equity	**4,208,108**
Total liabilities and stockholder's equity	**$ 4,246,598**

The accompanying notes are an integral part of the financial statements.

American General Distributors, Inc.

Statement of Operations

Year ended December 31, 2003

Revenues:	
Unrealized gain on investment	$ 3,228
Interest income	47,519
Reimbursement of expense from affiliates	208,482
Total revenues	259,229
Expenses:	
Licenses and fees	103,961
State and other taxes	15,382
Professional fees	44,292
General and administrative	1,953
Total expenses	165,588
Income before federal income tax	93,641
Provision for federal income tax	32,775
Net income	$ 60,866

The accompanying notes are an integral part of the financial statements.

American General Distributors, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock and Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2003	$ 3,010,000	$ 1,137,242	$ 4,147,242
Net income	–	60,866	60,866
Balance at December 31, 2003	$ 3,010,000	$ 1,198,108	$ 4,208,108

The accompanying notes are an integral part of the financial statements.

American General Distributors, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Operating activities	
Net income	$ 60,866
Reconciling adjustments to net cash provided by operating activities:	
Deferred income tax expense	1,130
Amortization	1,953
Unrealized gain on investment	(3,228)
Changes in operating assets and liabilities:	
Accounts receivable from affiliates	(42,828)
Interest receivable	(6,035)
Accrued liabilities	4,800
Accrued liabilities to affiliate	(16,062)
State income taxes payable	1,081
Federal income taxes payable to affiliate	29,645
Net cash provided by operating activities	31,322
Investing activities	
Purchase of investment	(3,014,796)
Net cash used by investing activities	(3,014,796)
Net decrease in cash and cash equivalents	(2,983,474)
Cash and cash equivalents at beginning of year	4,148,072
Cash and cash equivalents at end of year	$ 1,164,598
Supplemental disclosures:	
Taxes paid	$ 2,000

The accompanying notes are an integral part of the financial statements.

1. Significant Accounting Policies

Organization and Nature of Operations

American General Distributors, Inc. (the "Company"), a Delaware corporation, is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company distributes variable annuity contracts issued by AIG Annuity Insurance Company ("AIGAIC") under an exclusive marketing agreement. The Company conducts business as an underwriter/distributer with regard to variable annuity products and does not hold customer funds or securities. Accordingly, the Company is exempt from SEC Customer Protection Rule 15c3-3 as described in Supplemental Schedule II.

The Company is a direct, wholly owned subsidiary of AIGAIC, an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG").

The Company currently serves as the principal underwriter and distributor for the variable annuity contracts issued by AIGAIC and The Variable Annuity Life Insurance Company ("VALIC"), both of whom are affiliates. The Company has no other operations.

The Company provides the above services at no cost. General and administrative expenses of the Company are reimbursed by VALIC and AIGAIC.

Commissions of $126,724 and $117,276,659 were paid by affiliated companies, including other broker-dealers, in connection with the distribution of the AIGAIC and VALIC contracts, respectively. The Company does not receive the cash related to these commissions. The resulting commission revenues and offsetting commission expenses have not been reflected in these financial statements.

Income Taxes

Effective with the year ended December 31, 2003, the Company files a separate federal income tax return. The provision for federal income tax expense in the statement of operations includes a deferred tax expense of $1,130 related to the unrealized gain on investment.

1. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and a money market fund, which is readily convertible into cash.

Investment

The Company purchased a United States Treasury Note on May 14, 2003 for $3,014,796, with a coupon rate of 1.50%, maturing on February 28, 2005, of which $3,000,000 represents par value of the note, $5,625 the premium, and $9,171 accrued interest. This note had an amortized cost of $3,003,672 and a fair value of $3,006,900 at December 31, 2003.

The Company records investments at fair value with any unrealized gains or losses reflected in current period earnings. For the year ended December 31, 2003, the Company had an unrealized gain of $3,228, which is included in the statement of operations.

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

2. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and an acceptable ratio of aggregate indebtedness to net capital, both as defined. The Company is required to maintain minimum net capital equal to the greater of $25,000 or 6 2/3 % of its aggregate indebtedness.

At December 31, 2003, the Company had net capital of $4,044,306, which was $4,019,306 in excess of its required net capital of $25,000. The ratio of aggregate indebtedness to net capital is 0.009 to 1.

3. Transactions With Affiliates

The Company's activities are governed by both VALIC and AIGAIC and the Company receives financial and administrative support from affiliates. Therefore, the financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unrelated entity.

The Company is a party to an operating expense agreement with AIGAIC and VALIC, whereby AIGAIC and VALIC reimburse the Company equally for all operating and distribution expenses incurred. Expenses incurred by the Company under the agreement and reimbursed are included in reimbursement of expense from affiliates in the statement of operations.

Accounts receivable from affiliates of $59,894 at December 31, 2003, consists of operating and distribution expense reimbursements owed to the Company from AIGAIC and VALIC pursuant to this agreement.

Certain affiliated companies continued to provide the Company with various administrative services at no cost to the Company in 2003.

4. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2003. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2003.

5. Commitments and Contingencies

Guarantees

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation

The Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these

5. Commitments and Contingencies (continued)

legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Supplemental Schedules

American General Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net capital		
Total stockholder's equity		$ 4,208,108
Additions:		
Deferred tax liability		1,130
Total capital		4,209,238
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable from affiliates		59,894
Net capital before haircuts on securities positions		4,149,344
Haircuts on securities:		
Money market fund	22,596	
Fidelity bond	22,000	
U.S. Treasury Note	60,442	
		105,038
Net capital		$ 4,044,306
Aggregate indebtedness		$ 37,360
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3 % of aggregate indebtedness or $25,000)		$ 25,000
Excess net capital		$ 4,019,306
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 4,040,570
Ratio: Aggregate indebtedness to net capital		0.009 to 1

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2003.

American General Distributors, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

American General Distributors, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

Supplemental Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To Board of Directors and Stockholder
American General Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American General Distributors, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2004